Mail Stop 4561

June 29, 2007

Kris Canekeratne
Chairman and Chief Executive Officer
Virtusa Corporation
2000 West Park Drive
Westborough, MA 01581

> **Re:** **Virtusa Corporation**
> **Amendment No. 2 to the Registration Statement on Form S-1**
> **Filed May 25, 2007**
> **File No. 333-141952**

Dear Mr. Canekeratne:

      We have reviewed your amended filing and have the following comments regarding your financial statements and related disclosure. Please address these comments in conjunction with the comments on Amendment No. 2 provided in our comment letter dated June 26, 2007.

      For purposes of this comment letter, we refer to the pagination in a courtesy copy of your amended Form S-1 filed on May 25, 2007 that was provided to us by counsel.

Form S-1 filed on May 25, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Share-based compensation, page 46

1.   Your response to prior comment No. 22 indicates that a price range for the offering has not yet been determined. Once the offering price is determined consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. If you have been using the fair-value-based method of SFAS No. 123R disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

2.   We note your response to prior comment No. 23 that indicates for equity awards granted prior to June 30, 2004, you obtained retrospective valuations, and for those that occurred on or after June 30, 2004, you obtained contemporaneous valuations. Reconcile this statement with your disclosures on page 48 of the filing which indicates that since April 2005, you have obtained contemporaneous valuations. In addition, your response indicates that you will be adding disclosure in the next amendment, ensure that you disclose the following information related to issuances of equity instruments:

- Further describe the significant factors and assumptions used in your valuation methodology. For example, we note from your response letter that your discounted cash flow included a rate of return that considers the relative risk of achieving cash flows and the time value of money and a discount rate that declined over time as the prospects of an IPO are improved. Ensure that your disclosure includes quantification of the various estimates and assumptions used. In this regard, you may consider disclosing a range for each assumption;

- Provide objective support for any adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.

- Discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined, either contemporaneously or retrospectively, as of the date of each grant and equity related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

(m) Revenue Recognition, page F-15

3.   We note your response to prior comment No. 38, which indicates that you removed certain disclosures to "avoid the appearance" that you are using three methods of revenue recognition for time-and-materials contracts. Please confirm that you are not using the methods outlined in the deleted sentence under any circumstances.

4.   We note your response to prior comment No. 39 which states that you do not have any contracts that include more than one deliverable under paragraph 9 of SOP 97-2, and as

such need not assess the value of those individual elements as prescribed by paragraph 9 of EITF 00-21. Please confirm that you evaluated an arrangement to determine whether there is more than one deliverable as indicated in paragraph 4 of EITF 00-21. That is, confirm that there are no elements within an arrangement that would be considered a deliverable outside of the scope of SOP 97-2. Further, please indicate whether a customer will enter into more than one agreement. If so, tell us how you evaluate whether multiple arrangements should be combined as a multiple element arrangement. Your response should address paragraph 2 of EITF 00-21.

5. We note your response to prior comment No. 42. Please clarify the nature of the restrictions or penalty provisions in your client contracts that if triggered could result in lower future revenues and decrease profitability.

Note 9. Stock Options, page F-27

6. We note your response to prior comment No. 45 which indicates that you determined the fair value per share for stock options and other equity issuances based upon contemporaneous valuations performed at dates prior to these grants or issuances. Explain how you considered any changes in the fair value of your common stock between valuation dates. For example, your disclosures indicate that the stock options issued on February 27, 2007 were based on a contemporaneous valuation dated January 15, 2007. Also, continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

7. We note your response to prior comment No. 48 which indicates that you do not believe a consent is required since the reference to the independent valuation firm has been removed. However, your disclosures on pages 47 and 48 of the filing state that you determined the fair value of your common stock "taking in to consideration contemporaneous valuations" and "considering a number of relevant factors including contemporaneous and retrospective valuations." Please note, if an expert is referred to in any capacity you are required to disclose the name of the expert and include the expert's consent with the filing pursuant to Rule 436(b) of Regulation C. Since you have referred to the contemporaneous valuation analysis performed by a third-party, you have triggered the requirement. Please revise.

Note 14. Commitments and Guarantees, page F-36

8. We note your response to prior comment No. 50 which indicates that the reserve of $0.4 million reserve relates to the amount that you would be willing to accept to resolve this particular transfer pricing matter. Describe your consideration of the guidance in SFAS 5 and provide us with your complete analysis. In addition, tell us whether the adoption of FIN 48 will change your accounting for this transfer pricing matter.

Note 16. Business Segment Information, page F-38

9.   We note your response to prior comment No. 51. Revise to disclose that you have aggregated your operating segments. See paragraph 26(a) of SFAS 131.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Morgan Youngwood at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Toton at (202) 551-3857 with any other questions. If you require further assistance you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (617) 523-1231
        John J. Egan III, Esq.
        Edward A. King, Esq.
        Delcy P. Sweet, Esq.
        Goodwin Proctor LLP
        Telephone: (617) 570-1346